

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 8, 2017

<u>Via E-Mail</u>
Jeffrey S. Edison
Chief Executive Officer
Phillips Edison Grocery Center REIT III, Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249

  Re: **Phillips Edison Grocery Center REIT III, Inc.**
     Amendment No. 1 to Registration Statement on Form S-11
     Filed October 12, 2017
     File No. 333-217924

Dear Mr. Edison:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2017 letter.

<u>Risk Factors</u>

<u>Our advisor will face conflicts of interest . . . , page 32</u>

1. Please revise your disclosure here and in the prospectus summary to address the conflicts of interest that arise from overlapping target investments between you and your Phillips Edison sponsor and from your Phillips Edison sponsor's role in allocating target investments among itself, PECO II and the company.

<u>Prior Performance Summary</u>

<u>Prior Investment Programs Sponsored by Our Griffin Sponsor, page 130</u>

2.   We note your revisions in response to comment 3. We reissue our prior comment in part, as we are unable to locate your disclosure of the total number of investors in Griffin-American Healthcare REIT IV, Inc. Please refer to Item 8.A.1.c of Industry Guide 5.

        You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief
                                        Office of Real Estate and
                                        Commodities

cc: Robert H. Bergdolt, Esq.
        DLA Piper LLP